Sean P. Newth Senior Vice President, Chief Accounting Officer and Controller
State Street Financial Center One Lincoln Street - SFC 13 Boston, MA 02111
Telephone +1 617 664 8213 spnewth@statestreet.com
Via EDGAR (Correspondence)

May 29, 2015

Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4546

Re:     State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-07511

Dear Mr. West:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of May 8, 2015 (the “Comment Letter”), regarding the above-referenced report (the “2014 Form 10-K”).
For reference purposes, the text of the Staff’s numbered comment has been provided herein in bold. Our responses follow each of the comment’s sub-parts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Consolidated Results of Operations, page 52
Trading Services, page 57

Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
May 29, 2015

1.
We note from exhibit 99.1 (slide 21) furnished with your Form 8-K filed on February 25, 2015 that trading services revenue is driven by the volume of services you provide to your clients. We also note from this presentation that your 2014 volumes increased significantly while total trading services revenue remained relatively unchanged from the prior year. Further, we note from the MD&A that your clients can transition from indirect FX trading services to direct sales and trading services or to your electronic trading platforms. Please respond to the following:

•	Revise your future filings to disclose the volume of your client trading services and disaggregate this information in a manner comparable to the information furnished in your Form 8-K disclosure.
Response
As disclosed in our periodic reports, total trading revenue consists of revenue from FX trading and from brokerage and other trading services not related to FX trading. With respect to revenue from FX trading, our periodic reports identify multiple factors that influence our FX trading revenues, including: volume and type of transaction and related spreads; currency volatility, reflecting market conditions; and our management of exchange rate, interest rate and other market risks associated with our foreign exchange activities. These factors each influence the total amount of FX revenue in a period, often in offsetting ways. For example, assuming all other factors remaining constant, changes in volume or spreads would influence corresponding changes in FX revenue. However, all other factors do not typically remain constant. Changes in currency volatility also tend to influence corresponding changes in FX revenue, but these results can be offset, among other things, by changes in volumes or our management of market risks.
Accordingly, due to the relationships among the several factors involved in determining FX revenue, we do not believe that reporting changes in volume is meaningful to investors. However, we do include a discussion in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosures of the significant relative effects of these factors on FX revenue for the reported period. In addition, we will enhance our MD&A disclosures in future filings, as appropriate, substantially consistent with the italicized text provided below in response to the second bullet of the Staff’s comment.
Slide 21 of Exhibit 99.1 within our Form 8-K filed on February 25, 2015 was intended to illustrate the development of selected FX-related products and services over a longer time horizon than is usually included in our periodic reports. To the extent we include such information in future presentations, we will enhance our disclosure, as appropriate, to highlight the nature of the calculation methodology and the long-term perspective to which we consider this information to be relevant.

•
Revise your future filings to explain how volume and price are driving your trading services revenue. For example, explain why the volume of these services has increased and why the related trading services revenues are relatively flat from the prior year.

Response
We note that FX transactions are executed at exchange rates that differ according to whether we are buying or selling a currency and the bid-offer spread at which we execute trades differs by

Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
May 29, 2015

method of execution. For example, the bid-offer spread on indirect FX transactions is generally wider than on direct FX transactions. Other factors also affect the typical bid-offer spread irrespective of the method of execution. For example, increases in volatility tend to widen the bid-offer spread which we offer to our customers. Increases in volatility also increase our market risk, which may diminish the positive impact on revenue due to widened spreads associated with the increased volatility. Accordingly, in many cases it can be difficult to isolate how volume or spread drives FX trading revenue.
Where the relative contribution of different factors influencing increases or decreases in our FX trading revenue can be identified, we have historically noted the relative contribution of such factors in our MD&A disclosures for the reported period. We reported increased FX trading revenue of 3% in 2014, compared to 2013, primarily due to increased volumes (and reported increases in direct trading volumes and decreases in indirect trading volumes).
We will revise our MD&A disclosures in future filings, as appropriate, to include enhanced explanations substantially consistent with the following italicized paragraph provided below-reflecting revised disclosures from those on page 57 of our 2014 Form 10-K.
“Our FX trading revenue is influenced by multiple factors, including: the volume and type of client FX transactions and related spreads; currency volatility, reflecting market conditions; and our management of exchange rate, interest rate and other market risks associated with our foreign exchange activities. The relative impact of these factors on our total FX trading revenues often differs from period to period. For example, assuming all other factors constant, increases or decreases in volumes or spreads across product mix tend to result in increases or decreases, as the case may be, in client-related FX revenue. Revenue earned from direct sales and trading and indirect FX trading is recorded in FX trading revenue.”
We will also continue to disclose in MD&A, as appropriate, the principal factors influencing FX revenues for the reported period.

•
We note that you expect your indirect FX trading revenues to decrease over time based on the transition of your clients to your other execution methods. Revise your future filings to disclose the amount of revenues that have transitioned between these related services.

Response
We disclose our estimated indirect FX trading revenue and our total FX trading services revenue on page 57 of our 2014 Form 10-K. In future filings, as appropriate, we will supplement this disclosure by including the specific percentage of total FX trading services revenue represented by estimated indirect FX trading revenue. The percentage of FX trading revenue attributable to our indirect FX trading is not influenced by only one factor. Investment managers for our clients generally decide on the counterparty and method of execution for FX transactions on a trade-by-trade basis. Many of our clients use both indirect and other methods of execution we provide, as well as other methods provided by our competitors. Our clients do not ordinarily advise us of the reasons for allocations of trades among execution methods and counterparties. While we can identify trends in the relative volumes in different execution methods, we cannot reliably determine the total amount of revenues that have transitioned from indirect FX trading to other execution methods. However, we believe that by providing the specific percentage of total FX

Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
May 29, 2015

trading services revenue represented by estimated indirect FX trading revenue, we will be providing the information available to us that could help illustrate any trend of decreasing indirect FX trading revenue.
* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at 617-664-8213 if you have any questions or require any additional information.

Sincerely,

/s/ Sean P. Newth
Sean P. Newth
Senior Vice President,
Chief Accounting Officer and Controller